Exhibit 1

ELBIT VISION SYSTEMS LTD.

NOTICE OF

ANNUAL GENERAL MEETING

AND

PROXY STATEMENT

November 20, 2006

Elbit Vision Systems Ltd.

NOTICE OF
ANNUAL GENERAL MEETING OF THE COMPANY’S SHAREHOLDERS

November 20, 2006

        Notice is hereby given that an Annual General Meeting of the Shareholders (the “Meeting”) of Elbit Vision Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on November 20, 2006, at 11:30 a.m. for the following purposes:

Annual General Meeting

1.	To elect four (4) directors for the coming year.

2.	To approve the appointment of Brightman Almagor & Co. Deloitte as the independent public accountants for the year ending December 31, 2006 and to authorize the Company’s Audit Committee and Board of Directors to fix the remuneration of the Company’s independent public accountants, in accordance with the volume and nature of their services.

3.	To approve the terms of a certain consulting agreement between the Company and MA&AT.

4.	To approve the terms of a certain Registration Rights Agreement between the Company and Elbit Ltd.

5.	To approve the terms of compensation of Ms. Linda Harnevo, a director of the Company

6.	To receive the Company’s Consolidated Balance Sheet at December 31, 2005 and the Consolidated Statement of the Income for the year then ended.

        Shareholders of record at the close of business on October 11, 2006 will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Elbit Vision Systems Limited

Date: October 13, 2006

PROXY STATEMENT

ELBIT VISION SYSTEMS LTD.
New Industrial Park
Post Office Box 140
Yoqneam
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 20, 2006

        The enclosed proxy is being solicited by our Board of Directors for use at our annual general meeting of shareholders (the “Meeting”) to be held on November 20, 2006, or at any adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on October 11, 2006. On that date, we had outstanding and entitled to vote 29,516,334 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 1.00 (the “Ordinary Shares”).

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about October 13, 2006. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Elbit Vision Systems Ltd., New Industrial Park, Bldg 7, P.O. Box 140, Yokneam, 20692, Israel.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, in personal or by proxy, who hold or represent together at least 51% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week, to November 27, 2006 at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, any two shareholders present in person or by proxy, shall constitute a quorum.

        Proposals 1, 2 and 5, to be presented at the meeting, require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting, in the aggregate, a majority of the votes actually cast with respect to each such proposal.

        Proposals 3 and 4 to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on such proposal who do not have a “Personal Interest” (as defined below), or (ii) the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on such proposal and do not have a “Personal Interest”, does not exceed 1% of all the voting power in the Company.

        A “Personal Interest” of a shareholder, (i) includes the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding our ordinary shares or the shares of any body corporate.

PRINCIPAL SHAREHOLDERS

        The following table and notes set forth information, as of September 15, 2006, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of our securities by (i) any person who is known to own at least 5% of our ordinary shares and (ii) our directors and officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all of our ordinary shares.

Identity of Person or Group	Amount Beneficially Owned	Percent of Class
Nir Alon (1)(2)(3)(4) (5) (9)	4,100,000	8.66%
Nir Alon Holdings GmbH (2)(5)	2,000,000	4.23%
Elbit Ltd. (2)(6)	4,160,582	8.79%
M.S. Master Investments (2002) Ltd. (2)(7)	4,044,834	8.55%
M.S.N.D. Real Estate Holdings Ltd. (2)(8)	12,939,192	27.35%
All directors and officers as a group (9)	17,420,114	21.44%

        The percentages in this table are based on 47,317,373 of ordinary shares currently issued and outstanding and options exercisable within 60 days.

    (1)        3,500,000 of these shares are pledged to Bank Leumi B.M., in order to guarantee a credit line for Altro Warenhandels GMBH, or Altro, in the sum of $1,500,000.

    (2)        In an agreement signed among Elbit Ltd., or Elbit, M.S. Master Investments (2002) Ltd., or MS, Nir Alon Holding GmbH, Altro and Nir Alon, or the Interim Agreement, the parties agreed to vote their shares, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board two directors nominated by Nir Alon, for as long as Alon holds at least 1,338,111 of our ordinary shares; (b) elect to our board one director nominated by Elbit, for as long it holds at least 1,338,111 of our ordinary shares; (c) elect to our board one director nominated by MS, for as long it holds at least 1,338,111 of our ordinary shares, or has a proxy to vote the 1,080,944 ordinary shares of the Company held by S.R. Master Investment (2002) Ltd., 700,540 ordinary shares of the Company held by R.D. Master Investment (2002) Ltd. and 182,405 ordinary shares of the Company held by Avner Shacham, or the Remaining Shares; and (d) elect to our board one director, who shall also serve as chairman of the board, who is mutually agreed upon by the parties to such agreement. In the event Mr. David Gal is not or is no longer elected as chairman of our board, then the parties to the Interim Agreement agreed to vote their shares, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board two directors nominated by Alon, one of which shall serve as chairman of our board, for as long as Alon holds at least 1,338,111 of our ordinary shares; (b) elect to our board one director nominated by Elbit, for as long it holds at least 1,338,111 of our ordinary shares; (c) elect to our board one director nominated by MS, for as long it holds at least 1,338,111 of our ordinary shares or has a proxy to vote the Remaining Shares; and (d) elect to our board one director who is nominated by a majority of our board. The Interim Agreement will be terminated immediately upon the New Agreement (as defined below) going into effect.

        In addition, Nir Alon, Nir Alon Holdings GmbH, Elbit, MS and M.S.N.D. Real Estate Holdings Ltd, or Mivtach, signed a new shareholders agreement, the New Agreement, which will go into effect immediately upon the written notification by Mivtach to the other parties prior to February 21, 2008, or the Conversion Period, that the New Agreement is effective. Under the New Agreement, the parties agreed to vote their shares following the conversion of Mivtach’s outstanding convertible loan and written notification by Mivtach, within the Conversion Period, to the other parties that the New Agreement is effective, at meetings of our shareholders at which members of the board are to be elected, as follows: (a) elect to our board two directors nominated by Mivtach, one of which shall serve as chairman of our board, (b) elect to our board one director nominated by Nir Alon, (c) elect to our board one director nominated by Elbit, and (d) elect to our board one director nominated by MS; provided that the party entitled to nominate a director continues to hold 7.5% of our share capital on a fully diluted basis or in the case of MS, has a proxy to vote the Remaining Shares, or the 7.5% Threshold. A reduction of a shareholder’s holdings shall only be deemed to occur upon a sale by a shareholder (or for the purposes of MS, a sale of the Remaining Shares) of our ordinary shares. If a shareholder fails to meet the 7.5% Threshold it shall lose the right to nominate a director and such right shall be granted to the shareholder who at such time holds the highest number of our ordinary shares. Additionally, the parties to the New Agreement agreed to vote their shares at meetings of our shareholders at which members of the board are to be elected, if there is no Conversion and Mivtach has notified the other parties of the effectiveness of the New Agreement within the Conversion Period, as follows: (a) elect to our board two directors nominated by Nir Alon, one of which shall serve as chairman of our board, (b) elect to our board one director nominated by Mivtach, (c) elect to our board one director nominated by Elbit, and (d) elect to our board one director nominated by MS; provided that the party entitled to nominate a director continues to hold 5% of our share capital on a fully diluted basis or in the case of MS, has a proxy to vote the Remaining Shares, or the 5% Threshold. A reduction of a shareholder’s holdings shall only be deemed to occur upon a sale by a shareholder (or in the case of MS, a sale of the Remaining Shares) of our Ordinary Shares. If a shareholder fails to meet the 5% Threshold it shall lose the right to nominate a director and such right shall be granted to the shareholder who at such time holds the largest number of our Ordinary Shares. Notwithstanding the foregoing, if prior to May 14, 2008, Elbit holds less than the 7.5% Threshold or the 5% Threshold, as applicable, other than if any reductions in Elbit’s holdings are as a result of sales of our shares by Elbit, Elbit shall maintain its right to designate one member of the board, until May 14, 2008.

    (3)        Includes 75,000 ordinary shares which are subject to an option to purchase shares granted by Mr. Alon to Mr. Barath on March 29, 2001. The price of the options is $1.00 per share.

    (4)        In 2004, Altro assigned its rights and obligations under the Plan of Arrangement to Nir Alon Holding GmbH, a company controlled by Nir Alon. Nir Alon Holdings GmbH completed payment of all the installments and was issued with 2,000,000 of our ordinary shares, which amounts to approximately 7.5% of our share capital.

    (5)        Mr. Nir Alon is deemed to be the beneficial owner of all of the shares held by Nir Alon Holdings GmbH.

    (6)        Pursuant to the completion of a merger between Elbit and Elron Electronic Industries Ltd. (NASDAQ: ELRN) on May 15, 2002, Elbit’s shares ceased trading on NASDAQ and the TASE at the end of trading on May 15, 2002. Following the merger, Elbit became a wholly owned subsidiary of Elron. IDB Holding Corporation Ltd., or IDB, is an Israeli company publicly traded on the TASE which through holdings in its subsidiaries may be deemed to be the beneficial owner of our ordinary shares held by Elron. IDB through other of its subsidiaries may be deemed to be the beneficial owner of a further 190,586 of our ordinary shares.

    (7)        M.S. Master Investments (2002) Ltd. owns 1,338,111 ordinary shares and has a proxy to vote 1,080,944 ordinary shares held by S.R. Master Investment (2002) Ltd., 700,540 ordinary shares held by R.D. Master Investment (2002) Ltd. and 182,405 ordinary shares held by Avner Shacham.

    (8)        M.S.N.D. Real Estate Holdings Ltd. is a fully owned subsidiary of Mivtach-Shamir Holdings Ltd.

    (9)        Includes all of the shares deemed as beneficially owned by Mr. Nir Alon and options currently exercisable by directors and officers within 60 days.

PROPOSAL 1 OF THE MEETING

ELECTION OF DIRECTORS

        The Company’s Board of Directors has designated the persons named below for election to serve until the next Annual General Meeting of the Company’s shareholders. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the ordinary shares represented thereby “For” the election of the directors listed below (as a group). If any of such directors is unable to serve, the persons named in the proxy shall vote the ordinary shares for the election/re-election of such other nominee/director as the Board of Directors may propose. The following nominees have advised the Company that they will to serve as directors upon election.

        The following provides certain relevant information concerning the directors, including their principal occupation during at least the past five years.

Director	Age	Principal Occupation

David Gal	50	David Gal was appointed as a director and chairman of our board of directors on March 2, 2006. He serves as chairman of the board of directors of Odin Medical Technologies Ltd. since 2005, and from 2001 through 2004 served as its president and chief executive officer. Between 2002 and 2004 Mr. Gal served as the active chairman of the board of directors of MindGuard Medical Technologies Ltd. From 1996 through 2000, Mr. Gal served as the president and chief executive officer of Wizcom Technologies Ltd. From 1991 through 1995, Mr. Gal served as the chief executive officer of Orbotech Inc., headquartered in Boston, USA. From 1989 through 1990, Mr. Gal served as an economic advisor to the Israeli Minister of Finance - Mr. Shimon Peres. Mr. Gal holds a B.A. in economics and business, and an M.B.A. from the Hebrew University of Jerusalem.

Menashe Shohat	47	Menashe Shohat was appointed our chief executive officer on December 27, 2004, following the successful completion of the acquisition of ScanMaster and has served on our board of directors since November 2005. Mr. Shohat has spent over ten years with ScanMaster, serving first as ScanMaster's chief operating officer and as ScanMaster's chief executive officer from 2002 to 2004. Mr. Shohat holds a B.A. in business administration from the Ruppin Academic Center.

Nir Alon	43	Nir Alon served as chairman of our board of directors from February 2001 until March 2, 2006 and has since continued to serve as a director. Since 1990, he has been the president of Altro Warenhandels GmbH, a cotton and textile company. From 1986 until 1990, he was part of the management of an Israeli based textile company. Mr. Alon holds a B.A. in social sciences from Tel-Aviv University.

Linda Harnevo	51	Linda Harnevo was elected director by our board of directors on April 1, 2006. Ms. Harnevo served as chief executive officer of EduConcept Ltd. between the years 1994 and 1996 and chief executive officer of TeamWorks Technology Ltd. between the years 1997 and 2001. She is the founder of RedZebra Ltd. and Global Medical Networks International Ltd., where she currently serves as international chief executive officer. Ms. Harnevo holds a B.Sc. in mathematics, computer science and linguistics from Bar Ilan University, an M.Sc. in mathematics from the Weizmann institute and a Ph.D. in applied mathematics from the Weizmann Institute.

        The Company’s articles of association specify that the number of directors will be at least two but not more than nine.

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED: that the election of David Gal, Menashe Shohat, Nir Alon and Linda Harnevo to serve as directors of the Company for the coming year until the next annual general meeting of the Company’s shareholders, is hereby approved.

        The re-election of the above named directors requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

PROPOSAL 2 OF THE MEETING

APPROVAL OF THE INDEPENDENT PUBLIC ACCOUNTANTS

        The Company’s Audit Committee has nominated the accounting firm of Brightman Almagor & Co. Deloitte as the independent public accountants of the Company for the year ending December 31, 2006.

        The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the appointment of Brightman Almagor & Co. Deloitte as the independent public accountants of the Company for the year ending December 31, 2006 and the authorization of the Company’s Audit Committee to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services, are hereby approved.

        Approval of the appointment of Brightman Almagor & Co. Deloitte as the Company’s independent public accountants requires affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of Brightman Almagor & Co. Deloitte as the independent public accountants of the Company.

PROPOSAL 3 OF THE MEETING

APPROVAL OF THE TERMS OF A CERTAIN CONSULTING AGREEMENT

        Pursuant to the Israel Companies Law 5759-1999 (the “Law”), an agreement involving compensation of members of our Board of Directors require the approval of our Audit Committee, Board of Directors and shareholders, in that order. Each of our Audit Committee and Board of Directors have approved the terms of a certain consulting agreement, between us and MA&AT, an Austrian company which receives services from, but is not controlled by, Mr. Nir Alon (a member of our board of directors), which includes the payment of the following compensation in consideration for the provision of consulting services by Mr. Alon to us, whereby Mr. Alon will promote sales of our Automatic Optical Inspection products in China: (i) a monthly fee of $10,000, (ii) a commission on sales made by us of our Automatic Optical Inspection products in China, unless Mr. Alon was not involved is such sale, as follows: (A) 1.5% of all proceeds received by us from such sales, or Proceeds, until we receive Proceeds in an aggregate amount equal up to $2,000,000; (B) 2% of all Proceeds greater than $2,000,000 until we receive Proceeds in an aggregate amount equal to $4,000,000; and (C) 5% of all Proceeds greater than $4,000,000, (iii) reimbursement of reasonable expenses incurred in connection with the performance of the consulting services, and (iv) a car provided for the purpose of fulfilling the consulting services.

        In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to approve and ratify that certain consulting agreement between the Company and MA&AT, for the services of Mr. Nir Alon, in accordance with the terms described in the Proxy Statement circulated in connection with the Meeting.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the terms of that certain consulting agreement.

        Mr. Nir Alon is deemed to be a controlling shareholder as defined in the Law. As such, the approval of the terms of the consulting agreement described above constitutes a transaction in which a controlling shareholder has a personal interest under the Law, and consequently the proposal must be approved by either:

—	the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a “Personal Interest” (as defined below), or

—	the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a “Personal Interest” (as defined below), does not exceed 1% of all the voting power in the Company.

        Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a “Personal Interest” (as defined below) in connection with this Proposal 3 as a condition for his, her or its vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a “Personal Interest” (as defined below) with respect to this Proposal 3, his or her vote with respect to this Proposal 3 will be disqualified.

        For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder, or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PROPOSAL 4 OF THE MEETING

APPROVAL OF THE TERMS OF A CERTAIN REGISTRATION RIGHTS
AGREEMENT

        Pursuant to the Law, an exceptional transaction with a controlling shareholder requires the approval of our Audit Committee, Board of Directors and shareholders, in that order. Each of our Audit Committee and Board of Directors have approved the terms of a certain registration rights agreement, between us and Elbit Ltd. (or “Elbit”), which requires the Company to register 2,647,643 Ordinary Shares and 1,512,939 warrants to purchase Ordinary Shares beneficially owned by Elbit by no later than September 30, 2007, provided that should the Company register any of its shares at a prior date, Elbit shall be permitted to include some or all of their shares in such registration statement. Additionally, the agreement provides certain indemnification undertakings in connection with such registration.

        In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to approve and ratify that certain registration rights agreement between the Company and Elbit, in accordance with the terms described in the Proxy Statement circulated in connection with the Meeting.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the terms of that certain registration rights agreement.

        Elbit is deemed to be a controlling shareholder as defined in the Law. As such, the approval of the terms of the registration rights agreement described above constitutes a transaction with a controlling shareholder under the Law, and consequently the proposal must be approved by either:

—	the majority of the votes cast on the proposal at the Meeting including at least one-third of the voting power of our shareholders who are present in person or by proxy at the meeting, vote on the proposal who do not have a “Personal Interest” (as defined below), or

—	the majority of the votes cast on the proposal at the Meeting, provided that the total votes cast in opposition to the proposal by our shareholders who are present in person or by proxy at the Meeting, vote on the proposal and do not have a “Personal Interest” (as defined below), does not exceed 1% of all the voting power in the Company.

        Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a “Personal Interest” (as defined below) in connection with this Proposal 4 as a condition for his, her or its vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a “Personal Interest” (as defined below) with respect to this Proposal 4, his or her vote with respect to this Proposal 4 will be disqualified.

        For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder, or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PROPOSAL 5 OF THE MEETING

APPROVAL OF THE COMPENSATION TERMS OF MS. LINDA HARNEVO

        Pursuant to the Law, compensation terms of members of the Company’s Board of Directors require the approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order. Each of the Company’s Audit Committee and Board of Directors have approved the following compensation for Ms. Linda Harnevo in consideration for her serving as a member of the Company’s Audit Committee and Board of Directors: (i) an annual fee of NIS 18,280 (approximately $4,096), (ii) payment of NIS 1,220 (approximately $273) per meeting in which she personally participates, (iii) payment of NIS 732 (approximately $164) per meeting in which she participates by phone, (iv) reimbursement of out of pocket expenses incurred in connection with the performance of her services as a director of the Company, (v) linking the above amounts to the Consumer Price Index in the same manner that the fees of the Company’s External Directors are linked to such index; payable retroactively from April 1, 2006, and (vi) options to purchase 30,000 ordinary shares of the Company exercisable at a price per share of $0.4, vesting quarterly, with the following vesting schedule: 4,286 ordinary shares vest on September 30, 2006, and 4,286 vest at the end of each fiscal quarter thereafter until March 31, 2008, when all options will be fully vested.

        In compliance with the Law, the shareholders of the Company are requested to adopt the following resolution:

RESOLVED, to approve and ratify the payment of the following compensation to Ms. Linda Harnevo in consideration for her serving as a member of the Company’s Audit Committee and Board of Directors: (i) an annual fee of NIS 18,280 (approximately $4,096), (ii) payment of NIS 1,220 (approximately $273) per meeting in which she personally participates, (iii) payment of NIS 732 (approximately $164) per meeting in which she participates by phone, (iv) reimbursement of out of pocket expenses incurred in connection with the performance of her services as a director of the Company, and (v) linking the above amounts to the Consumer Price Index in the same manner that the fees of the Company’s External Directors are linked to such index; payable retroactively from April 1, 2006, and (vi) options to purchase 30,000 ordinary shares of the Company exercisable at a price per share of $0.4, vesting quarterly, with the following vesting schedule: 4,286 ordinary shares vest on September 30, 2006, and 4,286 vest at the end of each fiscal quarter thereafter until March 31, 2008, when all options will be fully vested.

Approval of the compensation terms of Ms. Linda Harnevo requires the affirmative vote of a majority of the ordinary shares represented at the Meeting and voting on this proposal.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of Ms. Harnevo’s compensation terms.

RECEIPT OF THE COMPANY’S CONSOLIDATED BALANCE SHEET AS OF
DECEMBER 31, 2005 AND THE CONSOLIDATED STATEMENT OF
INCOME FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s Consolidated Balance Sheet at December 31, 2005 and the Consolidated Statement of Income for the year then ended.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned 24 hours prior to the time appointed for the Meeting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this proxy statement.

By Order of the Board of Directors

Date: October 13, 2006